

Mail Stop 3561

October 6, 2015

Via E-Mail
Mr. Robert Coleridge
Chief Executive Officer
Indie Growers Association
311 Division Street
Carson City, Nevada 89703

> **Re:** **Indie Growers Association**
> **Form 10-K for the Fiscal Year ended March 31, 2015**
> **Filed July 15, 2015**
> **Amendment No. 1 to Form 10-K for the Fiscal Year ended March 31, 2015**
> **Filed August 20, 2015**
> **Response letter dated September 29, 2015**
> **File No. 000-54091**

Dear Mr. Coleridge:

We have reviewed your September 29, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2015 letter.

General

1. We note your responses to comments 2, 3, and 4. In your next response letter, please provide draft disclosure for our review.

Item 12. Security Ownership of Certain Beneficial Owners

2. We note your response to comment 6 and we reissue the comment. Instruction 1 to Item 403 of Regulation S-K refers to Rule 13d-3(d)(1) of the Exchange Act for determination of beneficial ownership. Rule 13d-3(d)(1) requires inclusion in the beneficial ownership of any shares the person has the right to acquire within 60 days. As indicated in your

response, "the convertible debt agreement allows the debt holder to convert the debt to shares at any time…." Therefore, these shares should be included in the beneficial ownership. Please provide draft disclosure in your response.

Please contact Ronald E. Alper at (202) 551-3329 or Pamela Howell at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining